SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))
NIPPON PRODUCT ACQUISITION CORPORATION
(Offeror)
a Wholly-Owned Subsidiary of
NIPRO CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class Securities)
437080104
(CUSIP Number of Class of Securities)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$214,879,203	$15,320.89

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 16,998,741 shares of Home Diagnostics, Inc. common stock outstanding as of February 2, 2010, multiplied by $11.50 per share, which is the offer price, plus (ii) $19,393,681 expected to be paid in connection with the cancellation of outstanding stock options and stock appreciation rights.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Nippon Product Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), and (ii) the Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
   Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Home Diagnostics, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2400 NW 55th Court, Fort Lauderdale, Florida 33309. The Company’s telephone number at such address is 954-677-9201.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised the Parent and the Purchaser that as of February 2, 2010, 16,998,741 Shares were issued and outstanding, and 3,372,613 Shares were reserved for issuance under the Company’s equity compensation plans pursuant to outstanding stock options and stock appreciation rights.
     (c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) - (c) This Schedule TO is filed by the Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 11, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc. on February 3, 2010.*

(a)(5)(B)	Press Release issued by Nipro Corporation on February 11, 2010.

(a)(5)(C)	Summary Newspaper Advertisement as published in The Wall Street Journal on February 11, 2010.

(d)(1)	Agreement and Plan of Merger dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Home Diagnostics, Inc.**

(d)(2)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and George H. Holley.**

(d)(3)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Donald P. Parson.**

Exhibit	Exhibit Name

(d)(4)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Joseph H. Capper.**

(d)(5)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and G. Douglas Lindgren.**

(d)(6)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Richard A. Upton.**

(d)(7)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Tom Watlington.**

(d)(8)	Letter Agreement dated February 2, 2010, between the Company and Joseph H. Capper.**

(d)(9)	Confidentiality Agreement dated August 18, 2009, between and among Nipro Corporation, Nipro Medical Corporation and Home Diagnostics. Inc.

*	Incorporated herein by reference to the Schedule TO filed by Nipro Corporation with the Securities and Exchange Commission on February 3, 2010.

**	Incorporated by reference to the Form 8-K filed by Home Diagnostics, Inc. with the Securities and Exchange Commission on February 4, 2010.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	Nippon Product Acquisition Corporation
	By:	/s/ Luis Candelario
	Name:	Luis Candelario
	Title:	President

Nipro Corporation
	By:	/s/ Minoru Sano
	Name:	Minoru Sano
	Title:	President and Representative Director

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 11, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Nipro Corporation and Home Diagnostics, Inc. on February 3, 2010.*

(a)(5)(B)	Press Release issued by Nipro Corporation on February 11, 2010.

(a)(5)(C)	Summary Newspaper Advertisement as published in The Wall Street Journal on February 11, 2010.

(d)(1)	Agreement and Plan of Merger dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Home Diagnostics, Inc.**

(d)(2)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and George H. Holley.**

(d)(3)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Donald P. Parson.**

(d)(4)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Joseph H. Capper.**

(d)(5)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and G. Douglas Lindgren.**

(d)(6)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Richard A. Upton.**

(d)(7)	Stockholder Agreement dated February 2, 2010, between and among Nipro Corporation, Nippon Product Acquisition Corporation and Tom Watlington.**

(d)(8)	Letter Agreement dated February 2, 2010, between the Company and Joseph H. Capper.**

(d)(9)	Confidentiality Agreement dated August 18, 2009, between and among Nipro Corporation, Nipro Medical Corporation and Home Diagnostics. Inc.

*	Incorporated herein by reference to the Schedule TO filed by Nipro Corporation with the Securities and Exchange Commission on February 3, 2010.

**	Incorporated by reference to the Form 8-K filed by Home Diagnostics, Inc. with the Securities and Exchange Commission on February 4, 2010.